CIARI GUITARS

Professional guitars with patented folding technology for impossible portability

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CIARIGUITARS

ciariguitars.com   San Diego CA

Entertainment   Technology   Manufacturing   Recreation   Travel

Highlights

1. Guitar Player Magazine “Editor’s Pick” & named “most convenient guitar in the world” by Forbes
2. Recommended by Nasdaq as top equity crowdfunding campaign to invest in
3. Patented technology elminates guitar travel & mobility problem in a $2.79B market
4. Full product pipeline, including premium electric, mid-tier electric, carbon fiber acoustic, & bass
5. Pitched & was granted setup of free airport guitar lounge—a priceless in-airport marketing channel
6. One of 13 companies out of 300+ chosen for NEC's Project Music, a leading music startup accelerator
7. CEO is IP Exec & Patent Attorney. Chief IP Counsel for “Start-up to $1BB” Medical Device

accelerator

7. CEO is IP Exec & Patent Attorney. Chief IP Counsel for “Start-up to $1BB” Medical Device

Our Team



Jonathan Spangler CEO and Founder

Medical device executive and 20+ year patent attorney turned entrepreneur, Jonathan Spangler invented the Ascender folding travel guitar - recipient of coveted Editor's Pick from Guitar Player Magazine as the first ever pro-quality travel guitar.

I personally experienced the pain points of guitar air travel and knew there had to be a better solution. As a patent attorney, I told clients "if you don't like your options, make what you want." I finally took my own advice,

and invented the Ascender so people who travel can have a convenient yet quality guitar always at the ready.


Eric Dorton President and Chief Commercial Officer

Proven leader in sales and marketing, formerly with Seymour Duncan. Prior to his successful entry into the Music Industry, Eric helped build Barefoot Cellars into a global brand that was purchased by EJ Gallo.


Brent Rivard CFO

Senior executive with broad experience in all operations and financial aspects of both large public and small private companies. Co-founder of Salesforce.com business sold to Rackspace in 2018.


Tommy Benson Consultant, Artist Relations & Education

25+ years experience teaching and performing on the instrument he is most passionate about - Guitar! 250K and growing social media presence and host and producer of the syndicated FM radio program Jazz Quest in Laguna Beach CA.


Tracy Judge Advisory Board - Events and Marketing

Tracy is an entrepreneur with 15+ years of experience in marketing + events. She is on the International Board of Directors for Meeting Professionals International and was recently recognized as Connect Meetings 40 under 40.


Timothy Johnson Advisory Board, Engineering & Quality

30-year EE on founding engineering team for two industry changing products, including iPhone and Apple Watch. Guitarist, band member, sailor and family man.

Join Ciari Guitars in disrupting the guitar industry with our patented folding technology

Debuted on the Ascender™, our premium electric model, our guitar startup's impressive engineering allows professional grade guitars to fold into a compact size, finally making the world's most popular instrument impossibly portable. Future plans include mid-tier electric guitars, carbon fiber acoustic guitars, and even short-scale bass guitars—and we're turning to investors to raise $1M to scale our growth exponentially.

"It's in tune?!"

Before we go further, one of our favorite things is sharing guitarists unfolding the Ascender for the very first time. **You might have the same reaction as Kelly Slater.** *We recommend you expand to watch full screen.*



Incredible, right? Now, let's go back to where we started and where we're going:

Our journey of music-tech disruption started in 2016, when we incorporated and began the development of our guitar innovation after our first US patent was issued. Since then, we've created the first-ever premium travel guitar — one that folds in half yet boasts pro-quality and unparalleled convenience for stress-free guitar mobility and storage.


Ciari Guitars is incorporated
First US Patent issued!
Began 3 years of critical and careful development and testing of the Ascender with a range of experts including luthiers, professional guitarists and medical device engineers
2016
Created website and secured social media handles to gain following
Achieved feasibility milestone for proprietary neck hinge!
Featured on Guitar Gods Power Hour radio show in Southern CA
Filed Ciari logo with US Trademark Office
2017
First Ascender prototype debuted with major industry audience at Winter NAMM '18!
Graduated from Nashville Entrepreneur Center's Project Music accelerator program
Famed luthier Joe Glaser joins Ciari Advisory Board
2018
Applied for (and won!) an exhibit in the San Diego Airport Innovation Lab
Debuted new consumer website and officially launched Ascender for pre-sale at Summer NAMM '19
Our first online order!
Received Guitar Player Magazine Editor's Pick, featured as "Most Convenient Guitar in the World" by Forbes
The Ascender goes on first international tour!
2019
Winter NAMM and AIM Expo '20 with SXSW up next...
...then, a pandemic. But we kept going!
Launched Ciari Sessions, free weekly online guitar classes
Announced 2021 timeline for mid-tier electric, carbon fiber acoustic, and bass guitar
2020
Launched Wefunder capital fundraising
First guitar in Russia!
Featured by Nasdaq as "Top Equity Crowdfunding Offerings"
Sold the first leftie Ascender!
Debuted prototype of Mid-Tier Electric
2021
We have BIG things planned.

Will you be joining us?

2022+

"I think post-pandemic, it's going to be the Roaring 20s again. I think you're going to see an explosion of travel and entertainment. That's where I'm investing most of my capital. and I think you guys are at a great juncture for what you're doing with your guitar."



Hany Nada
Trusted Financial Advisor and Co-Founder & Partner at ACME Capital



Chris Graebe
Co-founder & CEO of StartupWire and angel investor

"There are an estimated 25 million guitarists in the U.S. and another 25 million that are interested in learning the guitar. This number is on the rise and has been for years. Growth spiked during COVID-19. As folks sat bored at home, many of them decided to pick up the guitar. This brought thousands of new enthusiasts onto the playing field."

"It used to be a really emotional time, boarding a plane [with a guitar] and having these people give you a hard time. You can't bring your instrument on. It's like, this is my livelihood, I've gotta be able to do it. Now [with the Ascender], that has completely been eliminated... it's really taken a lot of stress out of traveling."



Jake Morelli
World touring musician and guitarist for Bruno Mars, Jonas Brothers, & more.

Why invest, and why now?

Guitars have been around for 100 years and have always been the same size — large. We're changing that with our patented folding technology, which enables our full-size, Nashville-crafted guitars to fold in half for impossibly portable backpack storage. All of the functionality, none of the inconvenience.





THE PROBLEM

- Guitar left at home to eliminate risk
- Broken guitar and/or excess baggage fees
- Bulky and inconvenient instrument
- Storage challenge in compact spaces



THE SOLUTION

- *Real* guitars that fold
- Premium quality for professionals
- Smallest travel size on the market
- Backpack portability, TSA compliant
- Storage space saving of nearly 50%

We've proven demand

We started with accelerators—putting the Ascender to the test at the globally renowned music-tech accelerator, Project Music in Nashville, Tennessee, and the San Diego Airport Innovation Lab. Leveraging these successes, we hit our 2020 targets with 40+ guitars sold and ~150K in revenue.

PROJECT MUSIC



- CHOSEN FROM **300+** APPLICANTS
- RECEIVED INVESTMENT FROM KEY MUSIC INDUSTRY EXEC

SAN DIEGO AIRPORT INNOVATION LAB



- CHOSEN FROM **200+** APPLICANTS
- TESTED PROPRIETARY "MUSIC OASIS" FREE GUITAR LOUNGE
- NEGOTIATING LONG-TERM CONTRACT

TRACTION



- AVG SALE PRICE **$3.5K**
- REVENUE **$150K**
- **6,786** INTERESTED LEADS

And... it doesn't hurt to be a patent attorney

A patent attorney with a passion for music? The perfect storm. At the heart of the Ascender is a feat of engineering, the patented folding mechanism. To protect this, we've covered the Ascender with multiple US and international patents and applications. **You'll find us talking about this quite a bit, because according to Chris Graebe, our patent is one of the most attractive things about our potential.** Our CEO is and IP Executive & Patent Attorney with deep experience including at USPTO, Leading IP Law Firm, and Chief IP Counsel for "Start-up to $1BB" Medical Device Co.

   

PATENTS

3 US Pats
10 US Apps
4 Int'l Apps
(EU, JP, CN, KR)

TRADEMARKS

Ciari - Fed Registered
Ciari Logo - Registered

DOMAIN & HANDLES

CiariGuitars.com
@ciariguitars

FREEDOM TO OPERATE

Clear from 3rd party
Patents and Trademarks

The word has gotten out about Ciari Guitars

We've been featured by Forbes, CNN, and USA Today; and we were honored to receive the coveted Editor's Pick from Guitar Player Magazine. And all the buzz is paying off!

GuitarPlayer   Forbes   GUITAR   USA TODAY   CNN   PREMIERGuitar



Michael Ross
Editor
Guitar Player Magazine
Selected the Ascender as Editor's Pick, August 2019

"Guitar companies have been making travel guitars for a long time, but the Ascender is the first one that can be used professionally as a backup guitar or even as a main instrument."

"The Ascender is the most convenient guitar in the world."



Shep Hyken
Forbes Contributor
& Respected
Keynote Speaker

Now, let's hear the Ascender in action!

By the way, our Ciari Guitars Artist Showcase is 04/28 at 5pm with big names like Kelly Slater, the Revelries, and more. Click here to RSVP.





The Ascender™ by Ciari Guitars reviewed by pro guitarist Jake Morelli
from Ciari Guitars
10:35
vimeo

Watch professional guitarists showcase the sound of the Ascender™ by Ciari Guitars
from Ciari Guitars
01:35
vimeo

Our growth strategy

We're taking a hybrid sales approach designed to help us scale rapidly, and we're primed for success in retail via our deep industry relationships with some of the world's top music retailers. Our strategy includes:

SALES
HYBRID SALES VIA DIRECT TO CONSUMER, EXCLUSIVE RETAIL, AND AFFILIATE SALES
LEVERAGES TREND TOWARDS ONLINE GUITAR SALES, WHICH NOW ACCOUNTS FOR 50% OF ALL GUITAR SALES.
MARKETING
MULTI-CHANNEL STRATEGY
DIGITAL MARKETING
VIRTUAL DEMOS & LESSONS
CO-BRANDING & PARTNERSHIPS
IN-AIRPORT MARKETING
KEY RETAIL TARGETS
LEVERAGING DEEP INDUSTRY RELATIONSHIPS
thomann
MUSIC IS OUR PASSION
Sweetwater
The World's Top 30 Music Products Retailers
1 Guitar Center, Inc. USA $2,300,000,000
2 Musikhaus Thomann Germany $1,024,800,000
3 Sweetwater USA $725,000,000
4 Long & McQuade, Ltd. Canada $397,562,000
5 Sam Ash Music Corp. USA $390,000,000
6 Shimamura Music Co., Ltd. Japan $354,365,134
7 American Musical Supply USA $336,000,000
8 Parsons Music Limited (Retail) China $303,000,000
9 Yamaha Music Retailing Co., Ltd. Japan $265,720,000
10 Sound House Japan $170,000,000

The market is ready, and guitar sales are surging

During the pandemic, guitar sales surged as people found comfort in learning or honing a skill and expressing themselves through music. Guitar Center's online sales more than doubled. Sweetwater's sales increased 40% (and surpassed $1B for the first time ever). Searches for acoustic guitars and acoustic guitar amps increased by 50%. With this surge, and the eventual return to mobility due to vaccines, Ciari Guitars is positioned to be the solution of choice for guitarists on the move in a global market of $2.79B.

RollingStone

TAM



Did Everyone Buy a Guitar in Quarantine or What?
The New York Times
Guitars Are Back, Baby!

TAM
$2.79B GLOBAL GUITARS
SAM
$833M PREMIUM, MID-TIER, & TRAVEL
MAJOR MARKETS: US, EUROPE, APAC

While travel guitars are not new, none have combined the quality and convenience of the Ascender. As such, Ciari Guitars stands alone in the guitar industry with market-making innovation, ready to be THE leader in guitar mobility. Here's how we compare:

COMPETITION

FEATURE	PARLOR	ALTERNATE SHAPE	REDUCED FOOTPRINT	CIARI ASCENDER
"UNDER SEAT" CONVENIENCE	✗	✗	✗	✓
STAGE-WORTHY QUALITY	✓	✗	✗	✓
TRADITIONAL LOOK/FEEL/PLAY	✓	✗	✓	✓
EASY STRING MANAGEMENT	✓	✓	✗	✓

We're not stopping at the Ascender!

Innovating is how we got here, so we're not stopping with our first iteration. Here's a look at our upcoming pipeline:



Premium Electric
($3K+)
Mid-Tier Electric
($1.5K+)
Carbon Fiber Acoustic
($1.5K+)
Short-Scale Bass
($1.5K+)
2020
Q1/Q2 2021
Q3/Q4 2021
Q1/Q1 2022

The Music Industry has a long history of acquisition, including majors like Fender, Yamaha, Gibson and newcomer music-tech powerhouse Bandlab. Between our strong IP and robust sales strategy, we project being well-positioned to exit within 3-5 years.

Exit Strategy: Expand product line, ramp sales, and explore acquisition in 3-5 years

Strong IP and adoption will help achieve attractive multiple on exit!



Fender® YAMAHA



Bigsby (2020), Play
(2016), Gretsch (2002),
Jackson (2002), Guild
(1995)



Ampeg (2018), Line6
(2013), Steinberg
(2003)

BandLab.

Uncut (2019), NME
(2019), Chew (2017),
Mono (2016),
Composr (2016)

Gibson

Woox (2014), Cerwin-
Vega (2011),
Steinberger (1998),
Kramer (1997)

This is the right time to invest.

Music has never been more important and the guitar industry is hotter than it's been in years. The number of guitarists surged during the pandemic, as did mobility in RVs, motorcycles, private jets, yachts/boats. Commercial air travel is returning, and will accelerate with the availability of Covid vaccines. People are ready to move again, and Ciari Guitars will be THE solution for guitar mobility - the right product at the right time - to capitalize on this unique opportunity.



Join us in bringing the beauty of the guitar everywhere.







BIKES

BOATS

SHOWS







JETS **GIGS** **PLANES**

  

RVS **SETS** **RIGS**

  

TOUR **COLLECTIONS** **FLIGHTS**

Downloads

Ciari Guitars Investor Deck Wefunder.pdf